                                 United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)

                        The Charles Schwab Corporation
                               (Name of Issuer)

                         Common Stock ($.01 par value)
                        (Title of Class of Securities)

                                  808513-10-5
                                (CUSIP Number)

                      Pamela Herlich, Assistant Secretary
                        The Charles Schwab Corporation
                             101 Montgomery Street
                           San Francisco, CA 94104
                                 415/627-7533

                    (Name, Address and Telephone Number of
                         Person Authorized to Receive
                          Notices and Communications)

                                 July 24, 1995
            (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
            Schedule 13G to report the acquisition which is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

            Check the following box if a fee is to be paid with the statement [ ].

                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles R. Schwab
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,758,444
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             15,994,855
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,758,444
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          15,994,855
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      18,753,299
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer

Security: Common Stock  ($.01 par value)


Issuer:   The Charles Schwab Corporation
          101 Montgomery Street
          San Francisco, CA  94104

Item 2.   Identity and Background

          Charles R. Schwab

          The Charles Schwab Corporation
          101 Montgomery Street
          San Francisco, CA 94104

          Chairman, Chief Executive Officer and Director,
          The Charles Schwab Corporation
          101 Montgomery Street
          San Francisco, CA 94104

          Inapplicable

          Inapplicable

          United States of America

Item 3.   Source and Amount of Funds

          Inapplicable

Item 4.   Purpose of Transaction

a) The shares of Common Stock are held for personal investment, except as noted in Item 5 below.

Item 5.   Interest in Securities of Issuer

a) 18,753,299 shares of Common Stock (including 379,686 shares which may be acquired within sixty days upon exercise of options) representing 21.7% of the Common Stock outstanding.

b) The 18,753,299 shares of Common Stock referred to in Item 5(a) above consist of (i) 2,758,444 shares of Common Stock as to which Mr. Schwab has sole voting and dispositive power (including 120,774 shares held by the Trustee of the Charles Schwab Profit Sharing and Employee Stock Ownership Plan and allocated to Mr. Schwab's individual ESOP account; 336 shares held by Mr. Schwab as custodian for his children; and 2,024 shares held by Mr. Schwab as trustee of the Schwab Inter-Vivos Trust as to which he disclaims beneficial ownership); and (ii) 15,994,855 shares of Common Stock as to which Mr. Schwab has shared voting power and shared dispositive power (including 771,199 shares held by the Charles and Helen Schwab Foundation, a nonprofit public benefit corporation as to which Mr. and Mrs. Schwab, as two of three directors, have shared voting and dispositive power but disclaim beneficial ownership; 2,250,000 shares held by Mr. and Mrs. Schwab as trustees of The Charles and Helen Schwab Living Trust; 345,000 shares held by The Charles and Helen Schwab Family Foundation, a nonprofit public benefit corporation as to which Mr. and Mrs. Schwab, as two of three directors, have shared voting and dispositive power but disclaim beneficial ownership; 11,646,872 shares held by Mr. and Mrs. Schwab as community property; 371,402 shares held by Mr. and Mrs. Schwab as joint tenants; and 610,382 shares held by Mrs. Schwab).

c) The following transactions in Common Stock were effected by Mr. Schwab in the sixty days prior to the filing of this Amendment No. 8:

            Date of     # of Shares of    Nature of       Price       Where and
          Transaction    Common Stock    Transaction    Per Share   How Effected
           6/29/95          48,000       Disposition       N/A          Gift
           7/06/95          27,000       Disposition       N/A          Gift
           7/24/95          95,100           Sale        $ 44.06    Open Market
           7/25/95           4,900           Sale        $ 44.41    Open Market
           7/25/95          52,685           Sale        $42.236    Open Market
           7/25/95         106,115           Sale        $ 44.41    Open Market
           7/26/95          41,200           Sale        $ 45.24    Open Market

d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Schwab, except for the Charles and Helen Schwab Foundation and the Charles and Helen Schwab Family Foundation, as noted in Item 5(b) above.

e)        Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987 between Charles Schwab and CL Acquisition Corporation requires that share transfers be made in accordance with state and Federal securities laws and subject to protection of the issuer's rights in certain circumstances.


2.        Secured Advised Line of Credit, dated January 24, 1991, by Charles R.
          Schwab and Helen O. Schwab in the amount of $500,000, secured (as of July 28, 1995) by 32,760 shares of Common Stock. As of the date of this Amendment No. 8, the facility has not been used.

3.        Secured Demand Promissory Note, dated January 10, 1992, by Charles R.
          Schwab and Helen O. Schwab in the currently outstanding principal amount of $500,000 secured (as of July 28, 1995) by 32,760 shares of Common Stock.

4. Non-Qualified Stock Option Agreement, dated as of September 16, 1992 between The Charles Schwab Corporation and Charles R. Schwab pursuant to the 1992Stock Incentive Plan.

5.        Secured Demand Promissory Note, dated December 8, 1992, by Charles R.
          Schwab, in the currently outstanding principal amount of $2,000,000 secured (as of July 28, 1995) by 131, 040 shares of Common Stock.

6. On February 25, 1993, Charles R. Schwab and Helen O. Schwab, grantors of The Charles and Helen Schwab Living Trust (the "Living Trust"), transferred 2,250,000 shares of Common Stock into the Living Trust. (This number has been adjusted for all splits that occurred before July 24, 1995.) Section 8.2.1 of the Living Trust provides that if neither Mr. nor Mrs. Schwab is serving as trustee, three designated individuals will receive a general proxy to vote all shares of Common Stock held pursuant to the Living Trust.

Item 7.   Exhibits

1. Registration Rights and Stock Restriction Agreement dated as of March 31, 1987, between Charles R. Schwab and CL Acquisition Corporation (now named The Charles Schwab Corporation).

2.        Secured Advised Line of Credit dated January 24, 1991, between Charles
          R. Schwab and Helen O. Schwab and Morgan Guaranty Trust Company of New York.

3.        Secured Demand Promissory Note dated January 10, 1992, by Charles R.
          Schwab and Helen O. Schwab.

4. Form of Non-Qualified Stock Option Agreement, dated as of September 16, 1992, between The Charles Schwab Corporation and Charles R. Schwab.**

5.        Secured Demand Promissory Note, dated December 8, 1992, by Charles R.
          Schwab.**

6.        Section 8.2.1 of The Charles and Helen Schwab Living Trust.**

*         Incorporated by reference to Exhibit 5 to Amendment No. 4 to Mr.
          Schwab's schedule

** Incorporated by reference to Exhibits 4, 5 and 7, respectively, to Amendment No. 5 to Mr. Schwab's Schedule 13D, dated May 6, 1993.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 31, 1995

/s/ Charles R. Schwab
______________________
    Charles R. Schwab

                            REGISTRATION RIGHTS AND
                          STOCK RESTRICTION AGREEMENT

     This Registration Rights and Stock Restriction Agreement ("Agreement") is made as of March 31, 1987, by and between CL Acquisition Corporation, a Delaware corporation ("Acquisition" or the "Company"), and the undersigned holders of common shares (the "Shareholders") in Acquisition.

     NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties agree as follows:

     Section 1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

     "Blue Sky Laws" shall mean the securities regulation laws of any political subdivision of the United States.

     "Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

     "Holder" shall mean any holder of outstanding Registerable Securities, provided that transferees of Registerable Securities who do not receive an assignment of registration rights pursuant to Section 8 will not be Holders for the purposes of Section 3.

     "Initial Public Offering" shall mean the first underwritten public offering of the Common Stock of Acquisition in which proceeds of a portion thereof are received by Acquisition.

     The term "register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

     "Registerable Securities" means Shares held by a Holder and shares of Common Stock issued by Acquisition in respect of such Shares.

     "Registration Expenses" shall mean all expenses incurred by Acquisition in complying with Section 3 and Section 5, including, by way of illustration only and without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel Acquisition, Blue Sky fees and expenses, and the expense of any audits or financial statement reviews incident to or required by any such registration (but excluding the compensation of regular employees of Acquisition, which shall be paid in any event by Acquisition), but in all events excluding Selling Expenses.

     "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

     "Selling Expenses" shall mean the underwriting discounts and selling commissions applicable to the sale of Registerable Securities and all fees and disbursements of counsel employed by any Holder.

     "Shares" shall mean the shares of Common Stock of Acquisition as issued to each Shareholder as scheduled in Schedule A, and as thereafter transferred in whole or in part.

          Section 2.  Restrictions on Transfer

          a. Definitions. As used in this Agreement, the term "Transfer" will include, but not be limited to, a voluntary or involuntary sale, assignment, transfer, pledge hypothecation, encumbrance, disposal, loan, gift, attachment or levy of Shares. A Transfer will be considered "Involuntary" for purposes of this Agreement if it occurs pursuant to any assignment of Shares for the benefit of creditors or any Transfer by operation of law, including (but not limited to) any Transfer by will or under the laws of interstate succession; any succession; any execution of judgment against the Shares or the acquisition of record or beneficial ownership of Shares by lender or creditor; any Transfer pursuant to any decree of divorce, dissolution or separate maintenance, any property settlement, any separation agreement or any other agreement under which part or all of any Shares are Definitions. Transferred or awarded to the spouse of a Shareholder or are required to be sold; or any Transfer resulting from the filing by a Shareholder of a petition for relief, or their filing of an involuntary petition against a shareholder under the bankruptcy laws of the United States or of any other nation.

          b. Required Undertaking. Any Transfer that would otherwise be permitted under the terms of this Agreement is prohibited unless the transferee executes such documents as the Company may reasonably require ensuring that the Company's rights under this Agreement are adequately protected with respect to the Shares Transferred. Such agreements may include (but are not limited to) the transferrees' agreement to be bound by all of the terms of this Agreement as a Shareholder hereunder.

          c. Permissible Transfer of Shares. Shares may be Transferred, but in all events subject to any limitations on Transfer imposed by applicable state or federal securities laws (and satisfaction of the requirements set forth in Section 2(e), and subject to the requirements of Section 2(b).

          d. Effect of Prohibited Transfer. Any Transfer not in compliance with the terms hereof, whether Voluntary or Involuntary, is void and of no effect. Should such a Transfer purport to occur, the Company may refuse to carry out the Transfer on its books, attempt to set aside the Transfer, enforce any undertaking required under Section 2(b), or exercise any other legal remedy.

          e. Additional Restrictions on Transfer. Each Holder represents, warrants and agrees as follows:

               (i) Securities Act. Each Holder understands that the Shares have not been registered under the Securities Act, and that the Shares are not freely and tradable and must be held indefinitely unless registered under the Securities Act or an exemption from such registration is available. Each Holder understands that the Company is under no obligation to register Shares except as expressly set forth herein. Each Holder further understands that although an exemption from registration may be available pursuant to Rule 144 promulgated under the Securities Act Commission, satisfaction of a number of conditions is required to make a sale under that exemption, and that, even if Rule144 is applicable in whole or in part, in no event may a Holder sell the Shares to the public under Rule prior to the expiration of a two-year period after purchase, that any such sales must be limited in amount and that sales can only be made in full compliance with the provisions of the Rule. Each holder understands that Rule 144 contains specific requirements that there be available to the public certain information with respect to the Company's business and financial affairs, and that the Company does not presently comply with information requirements of the Rule. Each Holder acknowledges that there is no assurance that the requirements will be met at the time the Holder may want to make sales pursuant to the Rule.

          Each Holder represents that it is purchasing the Shares for its own account and not with a view to distribution within the meaning of the Securities Act, other than as may be effected in compliance with the Securities Act and rules and regulations promulgated thereunder. No one else has any beneficial interest in the Shares. Each Holder has no present intention of disposing of the Shares at any particular time or for any particular price and is not aware of any particular occasion, event or circumstance upon the occurrence of which such Holder intends to dispose of the Shares. Each Holder understands that the Company is relying upon the truth and accuracy of these representations in issuing the Shares without first registering them under the Securities Act.

               (ii) Legends and Stop Order. The Company may affix to the certificates representing the Shares legends substantially as follows and such additional legends as the Company reasonably may determine:

          These securities have not been registered under the Securities Act of 1933, as amended, and have been taken by the issuee for his or her own account and not with a view to their distribution. Said Securities may not be sold or transferred unless (a) they have been registered under said Act, or (b) the transfer agent (or the Company, if it is then acting as its own transfer agent) is presented with either a written opinion of counsel satisfactory to the Company or a "no-action" letter of the Securities and Exchange Commission to the effect that such registration is not required under the circumstances of such sale or transfer.

          These Securities may not be sold or transferred without compliance with all limitations on transfer imposed by applicable state and federal securities laws. Under certain circumstances, these securities may not be sold or transferred during the 120-day period following the effective date of a registration statement filed by the Company under the Federal Securities Act of 1933, as amended.

The Company may place a "stop transfer" order against the Shares until all restrictions and conditions set forth in this Agreement and in the legends referred to in this subparagraph have been complied with.

          Section 3.  Registration by Acquisition

          a. If at any time, or from time to time, Acquisition shall determine to register (other than a registration effected solely to implement an employee benefit plan or a transaction to which Rule 145 of the Commission is applicable) any of its equity securities, either for its own account or the account of a security holder or holders, other than a registration on any registration form which would not permit secondary sales by a Holder or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registerable Securities, Acquisition will:

               (i) promptly give to each Holder written notice thereof (which shall include a list of the jurisdictions in which Acquisition intends to attempt to qualify such securities under the applicable Blue Sky laws); and

               (ii) include in such registration (any related qualification or other compliance under Blue Sky laws), all the Registerable Securities specified in a written request or requests, made within 20 days after notice from Acquisition, by any Holder or Holders, except as set forth in subsections 3(b) and 3(c) hereof.

          b. The "piggyback" registration rights of Holders under this section 3 are limited in that Acquisition shall be required to effect hereunder only three such registrations of Registerable Securities for all Holders of Registerable Securities as a group.

          c. If the registration of which Acquisition gives notice is for a registered public offering involving an underwriting, Acquisition shall so advise the Holders as a part of the written notice given pursuant to
     Section 3 (a) hereof and only securities which are to be included in the underwriting may be included in the registration. All holders proposing to distribute their securities through such underwriting will enter into (together with Acquisition and the other holders distributing their securities through such underwriting) an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by Acquisition. Notwithstanding any other provision of this
     Section 3, if the underwriter determines that marketing factors require a limitation on the number of shares to be underwritten or if contractual limitations applicable to Acquisition require a limitation on the number of shares to be underwritten for other than the account of Acquisition, the underwriter or Acquisition may limit the number of Registerable Securities to be included in the registration and underwriting on a pro rata basis based on the total number of The Registerable Securities held by the Holders participating in the registration and based on the total number of securities ( other than Registerable Securities) entitled to registration held by the Holders and by other persons or organizations selling such securities pursuant to registration rights granted them by the Company, and provided that the number of Registerable Securities and other securities deemed held by a particular Holder may be deemed to be a lower number than the actual number so held pursuant to agreements to which Acquisition is a party as approved by such Holder. Acquisition will advise all Holders or Registerable Securities which would otherwise be registered and underwritten pursuant hereto of any such limitations, and the number of shares of Registerable Securities that may be included in the registration. If any Holder disapproves of the terms of any such underwriting, he or she may elect to withdraw therefrom by written notice to Acquisition and the underwriter. The Registerable Securities so withdrawn also will be withdrawn from registration. Acquisition, in its sole discretion, for any reason may abandon or postpone the proposed registration or withdraw the registration statement, without liability to any Holder. To the extent requested by Acquisition and any underwriter of securities of Acquisition in a registered offering in which Holders of Registerable Securities had a right to participate pursuant to this Section 3, no such Holder will sell or otherwise transfer any Registerable Securities or other securities which were not included in such registration during the 120-day period following the effective date of the registration statement. Acquisition may impose stop-transfer restriction in order to enforce the foregoing agreement.

          Section 4. Expenses of Registration. All Registration Expenses incurred in connection with registration, qualification or compliance under
Section 3 shall be borne by Acquisition. All Selling Expenses incurred in connection with transactions under Section 3 shall be borne by the Holders of the securities so registered pro rata on the basis of the amount of Registerable Securities so registered, with each Holder bearing its own expenses, if any, for the fees and disbursements of counsel to such Holder incurred in connection with such transaction (s). If any jurisdiction in which Holders of Registerable Securities shall request that such Securities be qualified shall require that Registration Expenses incurred in connection with the qualification of the Registerable Securities in that jurisdiction be borne by the Holders thereof, then such expenses shall be payable by such Holders pro rata to the extent required by such jurisdiction.

          Section 5. Registration Procedures. In the case of each registration, qualification or compliance effected by Acquisition pursuant to this agreement, Acquisition will keep each Holder advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof. At its expense Acquisition will:

          a. Keep such registration, qualification or compliance effective until the Holder or Holders have completed the distribution described in the registration statement relating thereto, provided, however, that Acquisition shall not be required to keep any such registration, qualification or compliance effective following 90 days after the effective date thereof; and

          b. Furnish such number of prospectuses and other documents incident thereto as a Holder from time to time may reasonably request.

          Section 6.  Indemnification.

          a. Acquisition will indemnify each Holder, each of its officers, directors, or partners, as the case may be, and each person controlling such Holder, with respect to which registration, qualification or compliance has been effected pursuant to this Agreement, and each underwriter, if any, and each person who controls any underwriter against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification, or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or any violation by Acquisition of any rule or regulation promulgated under the Securities Act applicable to Acquisition and relating to action or inaction required of Acquisition in connection with any such registration, qualification or compliance, and will promptly reimburse each such Holder, each of its officers, directors, or partners, as the case may be, and each person controlling such Holder, each such underwriter, for any legal and other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, provided that Acquisition will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission based upon written information furnished to Acquisition by an instrument duly executed by such Holder or underwriter and stated to be specifically for use therein.

          b. Each Holder will, if Registerable Securities held by such Holder are included in the securities as to which such registration, qualifications or compliance is being effected, indemnify Acquisition, each of its directors and officers, each underwriter, if any, of Acquisition's securities covered by such a registration statement, each person who controls Acquisition or such underwriter within the meaning of the Securities Act, and each other such Holder, each of its officers and directors and each person controlling such Holder, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and will promptly reimburse Acquisition, such Holders, such directors, officers, persons, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to Acquisition by an instrument duly executed by such Holder and stated to be specifically for use therein

          c. Each party entitled to indemnification under this Section 6 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement, except to the extent that such Indemnifying Party is damaged as the result of the failure to give notice. No Indemnifying Party, in defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgement or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

          Section 7. Information by Holder. The Holder or Holders of Registerable Securities included in any registration shall furnish to Acquisition such information regarding such Holder or Holders and the distribution proposed by such Holder or Holders as Acquisition may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Agreement.

          Section 8. Transfer of Registration Rights. The rights to cause Acquisition to register a Holder's securities granted to a Holder by Acquisition under this Agreement may be assigned by the holder of any Registerable Securities only to a transferee or assignee of at least the lesser of five thousand (5,000) shares of Registerable Securities or all of the Registerable Securities held by such holder, provided that Acquisition is given written notice by such Holder at the time of or within a reasonable time after said transfer, stating the name and address of said transferee or assignee and identifying the Registerable Securities with respect to which such registration rights are being assigned.

          Section 9. Delay of Registration. The Holders shall have no right to take any action to restrain, enjoin, or otherwise delay any registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Agreement.

          Section 10. Certain Opinions. Acquisition shall not be obliged to effect any registration, qualification or compliance requested under
     Section 3 by a Holder with respect to a proposed distribution of Registerable Securities by a Holder thereof if Acquisition shall have delivered to such Holder an opinion of counsel of Acquisition to the effect that such Registerable Securities proposed to be disposed of may lawfully be so disposed of without such registration, qualification or compliance. A request for registration, qualification or compliance that is mooted by this Section 10 shall not serve to count against the limited number of registrations otherwise granted with respect to Registerable Securities in accordance with this Agreement.

          Section 11. Notices. Any notice or other communication to be given hereunder by any party to another shall be in writing and delivered personally or sent by certified mail, postage prepaid, as follows:

ACQUISITION:

               CL Acquisition Corporation
               101 Montgomery Street
               San Francisco, CA 94104
               Attention:  Lawrence J. Stupski,
                           President

               with copies to:

               Lawrence B. Rabkin, Esq.
               Howard, Rice, Nemerovski, Canady
                       Robertson & Falk
               A Professional Corporation
               3 Embarcadero Center, 7/th /Floor
               San Francisco, CA  94111

SHAREHOLDERS AND HOLDERS:

               At the address set forth on the books
               and records of the Company.

or to such other persons as may be designated in writing by the parties, by a notice given as aforesaid.

          Section 12. Headings. The headings of the several sections of this Agreement are inserted for the convenience of reference only and are not intended to affect the meaning or interpretation of this Agreement.

          Section 13. Counterparts. This Agreement may be executed in counterparts, and when so executed each counterpart will be deemed to be an original, and said counterparts together will constitute one and the same instrument.

          Section 14. Binding Nature. Except as provided herein, this Agreement will be binding upon and inure to the successors and assigns of the parties hereto, and in the event any party hereto or any successors or assigns of such party ( i ) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, or ( ii ) transfer all or substantially all of its properties or assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of such party assume all of the obligations of such party set forth in this Agreement.

          Section 15. Waiver. Any party hereto may, by written notice to the other, (i) waive any of the conditions to its obligations hereunder or extend the time for the performance of any of the obligations or actions of the other,
(ii) waive any inaccuracies in the representations of the other contained in this Agreement or in any documents delivered pursuant to this Agreement, (iii) waive compliance with any of the covenants of the other contained in this Agreement, and (iv) waive or modify performance of any of the obligations of the other. No action taken pursuant to this Agreement, including without limitation any investigation by or on behalf of any party, will be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, condition or agreement contained herein Waiver of the branch of any one or more provisions of this Agreement will not be deemed or construed to be a waiver of other breaches or subsequent breaches of the same provisions.

          Section 16. Further Assurances. Each party hereto will, whenever and as often as requested to do so by the another party hereto, do, execute, acknowledge, and deliver, or cause to be done, executed, acknowledged, delivered, filed, or recorded, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney, instruments, and assurances, as such other party may reasonably request in order to carry out fully the terms and provisions of this Agreement.

          Section 17. Attorneys' Fees. In the event any party hereto initiates any legal action to enforce the provisions hereof, the party (ies) prevailing in such action will be entitled to recover from the other party (ies) to such action all reasonable attorneys' fees and expenses incurred in connection therewith.

          Section 18. Applicable Law. This Agreement will be governed by the laws of the State of California applicable to agreements wholly entered and carried out in California.

          Section 19. Severability. The invalidity or unenforceability of any provision or portion of this Agreement shall not affect the validity or enforceability of the other provisions or portions hereof.

          Section 20. Additional Shareholders. At its option from time to time, the Company, without approval of Shareholders or Holders, may add additional Shareholders and/ or Holders to this Agreement, whereupon the Company will amend Schedule A hereto.

          Section 21. Counterparts. This Agreement may be executed in one or more counterparts, each of which will constitute an original hereof.

     WITNESS the due execution of this Agreement by the parties hereto as of the date first above written.


                                    CL ACQUISITION CORPORATION

                                    /s/ Charles R. Schwab
                                    _____________________________________
                                    By: Charles R. Schwab
                                        Chairman and
                                        Chief Executive Officer

                                    /s/ Helen O. Schwab
                                    /s/ Charles R. Schwab
                                    _____________________________________
                                    A SHAREHOLDER
                                    ___________________________________________

                                SPOUSAL CONSENT

     The undersigned ("Consenting Spouse") is the spouse of a Shareholder referred to in the attached Registration Rights and Stock Restriction Agreement and has read and understood its terms. The Consenting Spouse hereby consents to the agreement and to the sale of the Shares, and agrees to cooperate in enabling his or her spouse to meet all obligations provided in such Agreement. The Consenting Spouse understands that the Company is relying upon this consent in entering into the Agreement and in not taking further steps to protect its interests.


Date                                         Signature

       3/26/87                               /s/ Helen O. Schwab
-------------------                          ------------------------

                                  SCHEDULE A

                                                SHARES
Barbara A. Wolfe, and Thomas Wolfe                90,000
     Joint Tenants
Robert Fivis and Barbara A. Fivis                 85,000
     as Community Property
Hugo W. Quackenbush                               50,000
Anthony M. Frank                                   5,263
First Nationwide Bank, FBO Anthony M. Frank       19,737
Charles R. Schwab and Helen O. Schwab          2,105,000
     as Community Property
David S. Pottruck                                100,000
James F. Wiggett                                  15,000
Elizabeth Gibson Sawi                             15,000
Phyllis Kay Dryden                                15,000
Woodson M. Hobbs IV and Elena E. Hobbs           100,000
     as Community Property
Richard W. Arnold and Vivian L. Arnold            77,500
     as Community Property
DLJSC FBO Richard W. Arnold                        7,500
Barry Snowbarger and Edie R. Snowbarger           40,000
     as Community Property
Bartlett A. Jackson                               15,000
George R. Roberts, Nominee for                    22,500
     Saul Fox
George R. Roberts, Nominee for                    37,500
     Michael W. Michelson
Lawrence B. Rabkin                                25,000
     As Community Property
Lawrence J. Stupski in Trust for                  60,000
     Lawrence J. and Linda N. Stupski
George R. Roberts, Nominee for                    46,875
     Robert I. MacDonnell
Robert L. Jacobson                                15,000
George R. Roberts, Nominee for                   272,813
     Henry R. Kravis
George R. Roberts, Nominee for                   272,812
     George R. Roberts
George R. Roberts, Nominee for                    52,500
     Paul E. Raether
George R. Roberts, Nominee for                    22,500
     R.T. Ammon
George R. Roberts, Nominee for                     7,500
     Thomas W. Hudson, Jr.
George R. Roberts, Nominee for                    15,000
     Michael T. Tokarz
Barbara W. Wolfe, Trustee for                    650,000
     Charles Schwab & Co., Inc.
     Profit Sharing Plan
Barbara W. Wolfe, Trustee for                     50,000
     Charles Schwab & Co., Inc.
     Profit Sharing Plan

THE
MORGAN                    SECURED ADVISED LINE OF CREDIT
BANK                      PROMISSORY NOTE



U.S. $500,000                                                New York, New York

          ON DEMAND, the undersigned (the "Borrower") hereby promises to pay to the order of Morgan Guarantee Trust Company of New York (the "Bank") the aggregate unpaid principle amount of all advances made hereunder (the "Advances") by the Bank to the Borrower pursuant to a Secured Advised Line of Credit established by the Bank in favor of the Borrower and to pay interest on the aggregate unpaid principle amount of the Advances from time to time outstanding, for each from the date the initial Advance is made until the Advances are paid in full, at a rate per annum equal to the following:___________________________Prime Rate____________________________.

          The interest rate set forth above is subject to any limitations imposed by applicable law. If used herein, the term " Prime Rate" shall mean the rate of interest publicly announced by the Bank in New York City from time to time as its Prime Rate.

          Interest hereunder shall be computed on the basis of a year of 365/366 days and paid for the actual number of days elapsed.

          Interest on the principle amount hereof outstanding during each calendar month shall be payable monthly in arrears, commencing one month after the initial Advance or one month after any subsequent Advance when no other Advance is outstanding and upon payment in full. Principle and interest shall be payable in lawful money of the United States of America at the office of the Bank at 23 Wall Street, New York, New York 10015 and if the Borrower maintains one or more accounts at the Bank in which cash balances are kept, the Borrower hereby authorizes the Bank on behalf of the Borrower to debit such accounts in order effectuate the interest payments due hereunder.

          To secure payment of this note, and any other liability or liabilities of the Borrower to the Bank due or to become due or that may hereafter be contracted or existing, howsoever acquired by the Bank, the Borrower hereby grants to the bank a lien upon and security interest in the following property (all of which has been delivered to or is in the possession of the
Bank)_______________120,000 shares of Charles Schwab & Co., Inc. stock___________________________________________________________________________
________________________________________________________________________________
__________________________________________________________________

and in all proceeds and products thereof, accessions thereto, and substitutions therefor, any deposit or other sums at any time credited by, or due from the Bank to the Borrower and any securities or other property of the Borrower in the possession of the Bank (all of the forgoing being hereinafter referred to as the "Collateral").

     The Bank may at any time demand that additional property of quality and value satisfactory to the Bank be delivered, pledged, and transferred to it and the Borrower hereby grants to the Bank a lien upon and security interest in such additionally delivered property.

          Upon demand by the Bank for payment of this Note or upon nonpayment of any other liability of the Borrower to the Bank when due, the Bank shall have the rights and remedies provided in the Uniform Commercial Code in force in New York at the date of execution of this Note and in addition to, in substitution for, in modification of, or in conjunction with those rights and remedies, the Bank or its agents may, in its discretion, sell, assign and deliver all or any part of the Collateral at any broker's board or at public or private sale without notice or advertisement, and bid and become purchasers at any public sale or at any broker's board; and, if notice to the Borrower is required by law, give written notice to the Borrower five days prior to the date of public sale of the Collateral or prior to the date after which private sale of the Collateral will be made by mailing such notice to the Borrower in the manner set forth below, and, if the Collateral includes insurance policies with a cash surrender value, stocks, bonds, other securities, instruments or documents which will be redeemed by the issuer upon surrender, the Bank may realize upon such Collateral without notice to the Borrower. The Borrower agrees that the proceeds of the disposition of the Collateral may be applied by the Bank to the satisfaction of the liabilities of the Borrower to the bank in any order of preference which the Bank, in its sole discretion, chooses, and that the surplus, if any, be returned to the Borrower, who shall continue to be liable to the Bank for any deficiency remaining with interest thereon.

          The Bank may at any time transfer the Collateral to its own name or the name or the name of one or more of its nominees and the Borrower agrees, at the request of the Bank, from time to time to execute in blank sufficient number of stock powers and/or bond powers to effectuate the foregoing. The Bank may at any time demand, sue for, collect or make any compromise or settlement with reference to the Collateral as the Bank in its sole discretion chooses.

          The Bank at its election and in its sole discretion may permit any substitutions, exchanges or releases of the Collateral and/or any liens and/or security interests relating thereto. If any of the Collateral is released to the Borrower, the Borrower agrees, if requested by the Bank, to execute whatever financing or other statements and security agreements or trust receipts are required to continue the Bank's security interest in the Collateral.

          If this Note is not paid in full upon demand, the Borrower agrees to pay all costs and expenses of collection, including reasonable attorneys' fees.

          Each and every party to the Note, either as maker, endorser, guarantor, accommodation party or otherwise, hereby waives presentment, notice of dishonor and protest with respect to this Note and assents to any extension or postponement of the time of payment or other indulgence and to any substitution, exchange or release of collateral granted or permitted by the Bank.

          The undersigned, if more that one shall be jointly and severally liable hereunder and the term "Borrower" shall mean the undersigned or any one or more of them and their heirs, executors, administrators, successors and assigns.

          The Borrower shall have the right, at any time or from time to time, without penalty of premium, to repay all or part of the unpaid principle amount of the Advances outstanding hereunder.

          This note shall be evidence of all Advances and payments of principle made hereunder until it is surrendered to the Borrower by the Bank and it shall continue to be used even though there may be periods prior to such surrender when no amount of principal or interest is owing hereunder.

          No failure or delay by the Bank in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power of privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

          The Borrower hereby agrees that all notices, demands and other communications to the Borrower hereunder shall be in writing and shall be given to the Borrower at the address set forth herein or such other address as the Borrower may hereafter designate to the Bank in writing, which written designation shall only become effective upon receipt by the Bank. Each such notice, demand or other communication to the Borrower hereunder shall be effective (i) if given by mail, three days after such communication is deposited in the mail with first class postage, prepaid, addressed as aforesaid or (ii) if personally delivered, when delivered at Borrower's address as specified in this paragraph.

          This Note shall be governed by and construed in accordance with the law of the State of New York. By executing and delivering this Note to the Bank, the Borrower is deemed to have agreed to be bound by the terms and conditions set forth in the Terms and Conditions of Secured Advised Line of Credit and any changes or revisions made thereto pursuant to paragraph 7 thereof.


Date:  January 24, 1991  Signature:  /s/ Charles R. Schwab
                                     ___________________________
                                     Charles R. Schwab

                         Address:    188 Fair Oaks Lane
                                     Atherton, CA 94027

                         Signature:  /s/ Helen O. Schwab
                                     ______________________
                                     Helen O. Schwab

                         Address:    188 Fair Oaks Lane
                                     Atherton, CA 94027